82-3755

STARREX MINING CORPORATION LTD.

02 SEP -5 AM 9:38

Consolidated Balance Sheets as at June 30, 2002 and March 31, 2002
(Prepared from Company Records)
Unaudited

	Unaudited June 30, 2002	Unaudited March 31, 2002	Increase (Decrease) During Period
ASSETS			
Current			
Cash	$ 164,780	$ 128,258	$ 36,522
Short-term investments(quoted market value $1,045,674 March 31, 2002- $1,099,065)	1,045,674	1,099,065	(53,391)
Accounts receivable	50	50	- 0 -
	1,210,504	1,227,373	(16,869)
INVESTMENTS	3,500	3,500	- 0 -
Mineral Properties and Deferred Development Expenditures	1,549	1,351	198
CAPITAL ASSETS			
Office equipment, net	810	855	(45)
	$1,216,363	$1.233,079	($ 16,716)
LIABILITIES			
Current			
Account payable and accrued liabilities	$ 258,059	$ 247,545	$ 10,514
Non-Controlling Interest	32,052	35,139	(3,087)
SHAREHOLDERS' EQUITY			
CAPITAL STOCK			
Authorized			
unlimited number of common shares value			
ISSUED AND OUTSTANDING			
3,429,566 Common shares	1,889,636	1,889,636	- 0 -
Deficit Account	(963,384)	(939,241)	(24,143)
	926,252	950,395	(24,143)
	$1,216,363	$ 1,233,079	($ 16,716)

SUPPL

dlw 9/18

STARREX MINING CORPORATION LTD.

Consolidated Statement of Operations and Deficit
(Prepared from the Books of Account)
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
REVENUE				
Investment income	$ 5,935	$ 14,696	$ 11,729	$ 47,450
EXPENSES				
Administrative	33,144	35,992	66,957	68,882
Interest charges	- 0 -	63	- 0 -	18,270
Depreciation of capital assets	45	56	90	113
Foreign exchange	(24)	276	(24)	22,935
	33,165	36,387	67,023	110,200
Loss for the Period before the undernoted	27,230	21,691	55,294	62,750
Non Controlling interest in Subsidiary	(3,087)	- 0 -	(6,226)	- 0 -
Loss for the Period	24,143	21,691	49,068	62,750
Deficit, beginning of Period	939,241	412,431	914,316	371,372
Deficit, end of Period	**$963,384**	**$434,122**	**$963,384**	**$ 434,112**
Loss per Share	**$ 0.0070**	**$ 0.0063**	**$ 0.0143**	**$ 0.0183**

Notes:

(1) The financial statements include the accounts of Starrex Mining Corporation Ltd. and its 72.1% owned subsidiary, InterStar Mining Group Inc., which holds an interest in mineral properties at the Tambao project in Burkina Faso, West Africa.

(2) Certain comparative figures for the period may have been reclassified to conform to the current Periods' presentation..

(3) At June 30, 2002 there were 3,429,566 common shares issued and outstanding (June 30,2001 - 3,429,566 shares).

(4) At the Company's Special Shareholder Meeting on 29 July 2002, the Shareholders approved a legal Plan of Arrangement providing for the pro-rata distribution of 13,718,264 InterStar common shares to Starrex Shareholders on the basis of four (4) common shares of InterStar for each common share of Starrex held on the Record Date of 14 August 2002.

STARREX MINING CORPORATION LTD.

Consolidated Statement of Cash Flows
(Prepared from Company Records)
Unaudited

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Month Ended June 30, 2002	Six Month Ended June 30, 2001
Net Inflow (Outflow) of cash related to the following Activities				
OPERATING				
Net Loss for the period	($ 24,143)	($ 21,691)	($ 49,068)	($ 62,750)
Items not affecting cash				
Depreciation	45	56	91	113
Non-Controlling interest in Subsidiary	(3,087)	- 0 -	(6,226)	- 0 -
	(27,185)	(21,635)	(55,203)	(62,637)
Changes in non-cash operating working capital items				
Accounts receivable	- 0 -	265	- 0 -	(251)
Accounts payable and accrued liabilities	10,514	4,999	9,538	17,183
Income taxes payable	- 0 -	(27,758)	- 0 -	(27,758)
	10,514	(22,494)	9,538	(10,826)
Financing				
Shares repurchased for cancellation	- 0 -	- 0 -	- 0 -	- 0 -
Due to financial institution	- 0 -	(12,085)	- 0 -	(2,317,331)
Investing				
Short-term investments	53,391	52,951	51,851	(1,146,389)
Deferred exploration expenditures	(198)	(467)	(549)	(848)
	53,193	52,484	51,302	(1,147,237)
Increase (Decrease) in Cash	36,522	(3,730)	5,637	(3,538,031)
Cash, beginning of Period	128,258	187,566	159,143	3,721,867
Cash, end of Period	**$ 164,780**	**$183,836**	**$164,780**	**$ 183,836**
Supplemental Disclosure of Cash Information				
Cash received from interest	$ 5,935	$ 14,696	$ 11,729	$ 47,450
Cash interest paid	$ - 0 -	$ 63	$ - 0 -	$ 18,270